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                                                                      EXHIBIT 54


             SAFETY-KLEEN ANNOUNCES FEDERAL DISTRICT COURT ACTION

     ELGIN, Ill - March 6, 1998 - Safety-Kleen Corp. announced today that the Federal District Court for the Northern District of Illinois denied Laidlaw Environmental's motion to require Safety-Kleen's Board to make its Rights Agreement, or poison pill, inapplicable to Laidlaw Environmental's exchange offer before the Safety-Kleen shareholders meeting scheduled for March 9, 1998. The Judge set another hearing for Thursday, March 12, 1998, to again consider the motion, after hearing testimony.

     Safety-Kleen has committed to the Court that if the SK Parent Merger is approved by shareholders at the reconvened special meeting on March 9, it will not close the Merger prior to March 16. Laidlaw Environmental has also committed to the court that it will extend its exchange offer on its current terms through March 16.